Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS TO HOLD CONFERENCE CALL

& WEBCAST OF THIRD QUARTER 2019 FINANCIAL RESULTS WEDNESDAY, NOVEMBER 6, 2019 AT 11:00 AM (ET)

BROOKFIELD NEWS, October 8, 2019 – Brookfield Property Partners L.P. (NASDAQ: BPY, TSX: BPY.UN) announced today that its third quarter 2019 financial results will be released before the market open on Wednesday, November 6, 2019. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Wednesday, November 6 at 11:00 AM (ET). Scheduled speakers are Chief Executive Officer Brian Kingston and Chief Financial Officer Bryan Davis.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, bpy.brookfield.com, before the market open on November 6, 2019.

To participate in the conference call, please dial +1 (844) 358-9182 toll-free in the U.S. and Canada or +1 (478) 219-0399 for overseas calls, conference ID: 6390568, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at bpy.brookfield.com.

A replay of this call can be accessed through November 13, 2019 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls, conference ID: 6390568. A replay of the webcast will be available on the company’s website.

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About Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier real estate companies, with over $85 billion in total assets. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with over $500 billion in assets under management. More information is available at www.brookfield.com.

Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Certain investor relations content is also available on our investor relations app, which offers access to SEC filings, press releases, presentations and more. Click here (“https://apps.apple.com/us/app/brookfield-property-partners/id1052584266?ls=1”) to download on the iPhone or iPad, or here (“https://play.google.com/store/apps/details?id=com.theirapp.brookfield”) for Android mobile devices.

Brookfield Contact:

Matthew Cherry

Senior Vice President, Investor Relations

Tel: (212) 417-7488 / Email: matthew.cherry@brookfield.com